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                                                      Registration No. _________

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                24/7 MEDIA, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           DELAWARE                                             13-3995672
(STATE OR OTHER JURISDICTION OF                             (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)                             IDENTIFICATION NO.)

                            1250 BROADWAY, 28TH FLOOR
                            NEW YORK, NEW YORK 10001
                                 (212) 231-7100

 (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                 DAVID J. MOORE
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                24/7 MEDIA, INC.
                            1250 BROADWAY, 28TH FLOOR
                            NEW YORK, NEW YORK 10001
                                 (212) 231-7101
                               FAX (212) 760-2811
       (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
                        AREA CODE OF AGENT FOR SERVICE)

                                 WITH COPIES TO:

          CRAIG S. MEDWICK, ESQ.               MARK E. MORAN, GENERAL COUNSEL
         KATHLEEN L. WERNER, ESQ.                    24/7 MEDIA, INC.
   CLIFFORD CHANCE ROGERS & WELLS LLP           1250 BROADWAY, 28TH FLOOR
            200 PARK AVENUE                      NEW YORK, NEW YORK 10001
        NEW YORK, NEW YORK 10166                     (212) 231-7103
            (212) 878-8526                          FAX (212) 760-2811
          FAX (212) 878-8375

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable on or after this Registration Statement is declared effective.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. X

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

         If this Form is a post-effective amendment filed pursuant to Rule
462(c) under the Securities Act, check the following box and list the Securities
Act registration statement number of the earlier effective registration statement for the same offering.

         If delivery of the prospectus is expected to be made pursuant to Rule
434, please check the following box.

                         CALCULATION OF REGISTRATION FEE

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                                                           Proposed Maximum     Proposed Maximum
Title of Each Class of                                    Aggregate Price Per   Aggregate Offering
    Securities               Amount to be Registered            Share                 Price          Amount of Registration Fee
-------------------------------------------------------------------------------------------------------------------------------
Common stock, par value           2,000,000                   $9.8125(a)           $19,625,000                $5,181
$.01 per share
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------


(a) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, as amended, and based on the average of the high and low sale prices of the common stock reported on NASDAQ on September 28, 2000.

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE
OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION
STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME
EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a),
MAY DETERMINE.


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                 SUBJECT TO COMPLETION, DATED SEPTEMBER 29, 2000

PROSPECTUS

                                24/7 MEDIA, INC.
                                2,000,000 SHARES
                                 OF COMMON STOCK

         This prospectus relates to the public offering, which is not being underwritten, of 2,000,000 shares of our common stock, 807,442 of which shares may be offered by us and 1,192,558 of which shares are held by the stockholders listed on page 12. The stockholders may offer their shares of common stock through public or private transactions, on or off the Nasdaq National Market, at prevailing market prices, or at privately negotiated prices. We will not receive any of the proceeds from the sale of the shares by any stockholders.

         Our common stock is listed on the Nasdaq National Market, under the symbol "TFSM." On September 28, 2000, the last reported sale price for the common stock was $10.625 per share.

                            ------------------------

         INVESTING IN OUR COMMON STOCK INVOLVES RISKS THAT ARE DESCRIBED IN THE
"RISK FACTORS" SECTION BEGINNING ON PAGE 3 OF THIS PROSPECTUS.

                            ------------------------

         THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED.
WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE
SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER
TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE
SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS
PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A
CRIMINAL OFFENSE.

                      THE DATE OF THIS PROSPECTUS IS , 2000


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                                TABLE OF CONTENTS

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                                                                              Page
                                                                              ----
24/7 Media                                                                     1

Risk Factors                                                                   3

Forward Looking Information                                                   12

Use of Proceeds                                                               13

Selling Stockholders                                                          13

Plan of Distribution                                                          14

Incorporation by Reference                                                    16

Where You Can Find More Information                                           17

Legal Matters                                                                 17

Experts                                                                       17



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24/7 MEDIA

         We are a leading global provider of end-to-end advertising and marketing solutions for Web publishers, online advertisers, advertising agencies, e-marketers and e-commerce merchants. We provide a comprehensive suite of media and technology products and services that enable Web publishers, online advertisers, advertising agencies and e-marketers to attract and retain customers worldwide, and to reap the benefits of the Internet and other electronic media.

         Our solutions include advertising and direct marketing sales, ad serving, promotions, email list management, email list brokerage, email delivery, data analysis, loyalty marketing and convergence solutions, all delivered from our industry-leading data and technology platforms. Our 24/7 Connect ad serving technology solutions are designed specifically for the demands and needs of advertisers and agencies, Web publishers and e-commerce merchants.

         Our business is organized into three principal lines of business:

         -    24/7 Network

         -    24/7 Mail; and

         -    24/7 Technology Solutions.

THE 24/7 NETWORK

         The 24/7 Network is a global online advertising network. The 24/7 Network aggregates the advertising inventory of hundreds of Web sites that are attractive to advertisers, generate a high number of ad impressions and contribute a variety of online content to the network. Web publishers seeking to join the network must meet our affiliation criteria, including high quality content, brand name recognition, significant existing and projected page views, attractive user demographics, and sponsorship opportunities. For Web sites on the 24/7 Network, we sell Web site-specific advertising campaigns and also bundle advertisements for sale in content channels or across the entire network. For our flagship Web sites on the network, we actively solicit sponsorships and integrate sales efforts with the Web site's management. We deliver advertising on our network using our 24/7 Connect technology, which enables us to offer advertisers the ability to target Internet users based on a variety of criteria including on a geo-targeted basis. Our Internet advertising network is organized as follows:

         - In the U.S., the network consists of over 425 high profile Web sites to which we delivered an aggregate of more than 5.2 billion advertisements in June 2000;

         - In Europe, the network consists of over 520 Web sites to which we delivered an aggregate of more than 1.0 billion advertisements in June 2000. We developed our European operations in 1999 after acquiring InterAd Holdings Ltd. (renamed 24/7 Media Europe) in a two-step transaction through which we acquired a majority interest in January 1999 and the remainder in January 2000;

         - In Canada, the network consists of over 110 high profile Web sites to which we delivered an aggregate of more than 10 million advertisements in June 2000. We developed our Canadian operations after acquiring Clickthrough Interactive Services, Inc. in July 1999;

         - In Latin America, the network consists of over 60 Web sites to which we delivered an aggregate of more than 50 million advertisements in June 2000;


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         -    In Asia, through our partner chinadotcom corporation, we support the operation of the network, that consists of more than 500 high profile Web sites. This network covers Greater China, the ASEAN nations, Australia, South Korea and Japan; and

         - The 24/7 Network also includes The ContentZone, which consists of over 4,500 small to medium-sized Web sites to which we delivered an aggregate of almost 200 million advertisements in June 2000.

         Through the 24/7 Network we also offer network-related value-added solutions to advertisers, marketers and Web publishers. For example, our AwardTrack subsidiary offers a private label, loyalty customer relationship management program that enables Web retailers and content sites to issue points to Web users as a reward for making purchases, completing surveys or investigating promotions. We also offer our creative design services, sponsorship opportunities, sweepstakes management and syndication services.

         24/7 MAIL

         Our 24/7 Mail business was developed through the integration of our acquisitions of Sift, Inc. in March 1999 and ConsumerNet, Inc. in August 1999 and subsequent growth. 24/7 Mail provides opt-in email direct marketing services.

         Our permission-based email-marketing database of more than 23 million email addresses is the largest such database in the world and enables direct marketers to target promotional campaigns to consumers who choose to receive commercial messages. The users can opt out, or stop receiving these messages, at any time.

         Currently, 24/7 Mail conducts the majority of its operations in the U.S. European operations were recently launched, initially in the UK.

         24/7 TECHNOLOGY SOLUTIONS

         24/7 Technology Solutions is comprised of comprehensive service and software solutions designed specifically for the needs of three targeted customer segments: advertisers and agencies, Web publishers and e-commerce merchants. Our technical service team of over 150 employees provides consulting services and around-the-clock support for our ad-serving clients. Products within 24/7 Technology Solutions include:

         - 24/7 Connect, a next generation Internet ad serving system that is available on two platforms: 24/7 Connect for Networks, that will initially serve the 24/7 Network in the United States, and 24/7 Connect for Advertisers and Publishers, our third-party ad serving solution. We expect to combine the two platforms into a single solution later this year. We acquired 24/7 Connect for Advertisers and Publishers through our acquisition of Sabela in January 2000;

         - 24/7 Exactis, the leading provider of permission based outsourced email marketing and communications solutions; and

         - e.merge, a fully integrated, customizable suite of business applications designed to manage marketing campaigns across multiple forms of electronic media including broadband, set-top boxes and wireless (WAP) applications. We acquired e.merge through our acquisition of IMAKE in January 2000.

         We also operate Profilz, a database of Web user profiles that aids in delivering targeted advertising and marketing messages based on demographic profiles. In August 2000, we acquired Website Results, Inc., a privately-held corporation engaged in the business of enhancing


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search engine placement.

         Our senior management team includes several individuals with over fifteen years of experience in advertising sales in the television and proprietary online network industries. Other members of senior management contribute extensive knowledge of the technology that causes advertisements to be delivered to Web sites, or ad serving technology, data base targeting, and email delivery. We leverage our media sales and technology expertise to maximize the value of ad campaigns for both advertisers, direct marketers and Web sites.

         Our principal executive offices are located at 1250 Broadway, 28th Floor, New York, New York 10001. Our telephone number is (212) 231-7100. We currently have offices in 51 cities in 28 countries. Our company's main Web site address is www.247media.com. Information contained on our Web site is not part of this prospectus.

                                  RISK FACTORS

AN INVESTMENT IN THE COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW BEFORE YOU DECIDE TO BUY OUR COMMON STOCK. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITIONS OR RESULTS OF OPERATIONS WOULD LIKELY SUFFER. IN THIS CASE, THE PRICE OF OUR SECURITIES COULD DECLINE, AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT.

WE HAVE A LIMITED OPERATING HISTORY ON WHICH AN INVESTOR CAN EVALUATE OUR BUSINESS.

         We were formed as a result of the merger of three companies in February 1998 and have since acquired fourteen companies to date. None of the companies nor any company that we have since acquired had an operating history of more than five years prior to acquisition or merger. We, therefore, have an extremely limited operating history. You must consider the risks, expenses and difficulties typically encountered by companies with limited operating histories, particularly companies in new and rapidly expanding markets such as Internet advertising.

         These risks include our ability to:

         - develop new relationships and maintain existing relationships with our Web sites, advertisers, and other third parties;

         -    further develop and upgrade our technology;

         -    respond to competitive developments;

         - implement and improve operational, financial and management information systems; and

         -    attract, retain and motivate qualified employees.

WE MAY BE UNABLE TO SUCCESSFULLY INTEGRATE THE COMPANIES THAT WE HAVE ACQUIRED.

         We were formed in February 1998 to consolidate three Internet advertising companies and have since acquired fourteen more companies. In combining these entities, we have faced risks and continue to face risks of integrating and improving our financial and management controls, ad serving technology, reporting systems and procedures, and expanding, training and managing our work force. This process of integration may take a significant period of time and will require the dedication of management and other resources, which may distract management's attention from our other operations.

         We intend to continue pursuing selective acquisitions of businesses, technologies and


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product lines as a key component of our growth strategy. Any future acquisition or investment may result in the use of significant amounts of cash, potentially dilutive issuances of equity securities, incurrence of debt and amortization expenses related to goodwill and other intangible assets. In addition, acquisitions involve numerous risks, including:

         - the difficulties in the integration and assimilation of the operations, technologies, products and personnel of an acquired business;

         - the diversion of management's attention from other business concerns;

         - the availability of favorable acquisition financing for future acquisitions; and

         -    the potential loss of key employees of any acquired business.

         Our inability to successfully integrate any acquired company could adversely affect our business.

WE ANTICIPATE CONTINUED LOSSES AND WE MAY NEVER BE PROFITABLE.

         We incurred net loss of $22.2 million and $7.2 million for the three month periods ended June 30, 2000 and 1999, respectively, and $46.0 million and $14.4 million for the six month periods ended June 30, 2000 and 1999, respectively. Each of our predecessors had net losses in every year of their operation. We anticipate that we will incur operating losses for the foreseeable future due to a high level of planned operating and capital expenditures. Although our revenue has grown rapidly in recent periods, such growth may not continue and may not lead to profitability. Even if we do achieve profitability, we cannot assure you that we can sustain or increase profitability on a quarterly or annual basis in the future.

OUR FUTURE REVENUES AND RESULTS OF OPERATIONS MAY BE DIFFICULT TO FORECAST.

         Our results of operations may fluctuate significantly in the future as a result of a variety of factors, many of which are beyond our control. These factors include:

         -    the addition of new or loss of clients;

         - the financial viability of our Web publisher and advertising clients;

         -    changes in fees paid by advertisers and direct marketers;

         - changes in service fees payable by us to owners of Web sites or email lists, or ad serving fees payable by us to third parties;

         - the introduction of new Internet marketing services by us or our competitors;

         - variations in the levels of capital or operating expenditures and other costs relating to the maintenance or expansion of our operations, including personnel costs; and

         -    general economic conditions.

         Our future revenues and results of operations may be difficult to forecast due to the above factors. In addition, our expense levels are based in large part on our investment plans and estimates of future revenues. Any increased expenses may precede or may not be followed by increased revenues, as we may be unable to, or may elect not to, adjust spending in a timely manner to compensate for any unexpected revenue shortfall. As a result, we believe that period-to-period comparisons of our results of operations may not be meaningful. You should not rely


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on past periods as indicators of future performance. In future periods, our results of operations may fall below the expectations of securities analysts and investors, which could adversely affect the trading price of our common stock.

OUR REVENUES ARE SUBJECT TO SEASONAL FLUCTUATIONS.

         We believe that our revenues are subject to seasonal fluctuations because advertisers generally place fewer advertisements during the first and third calendar quarters of each year and direct marketers mail substantially more marketing materials in the third quarter each year. Expenditures by advertisers and direct marketers tend to vary in cycles that reflect overall economic conditions as well as budgeting and buying patterns. Our revenue could be materially reduced by a decline in the economic prospects of advertisers, direct marketers or the economy in general, which could alter current or prospective advertisers' spending priorities or budget cycles or extend our sales cycle.

OUR BUSINESS MAY NOT GROW IF THE INTERNET ADVERTISING MARKET DOES NOT CONTINUE TO DEVELOP.

         The Internet as a marketing medium has not been in existence for a sufficient period of time to demonstrate its effectiveness and its growth rate has recently slowed. The strong growth of the Internet advertising market to date has relied to a significant degree on advertising by Web publishers and e-commerce companies seeking to attract new customers. In the spring of 2000, Web companies, particularly those who are not projected to reach profitability in the immediate future, saw their ability to raise money in the global capital markets diminish substantially, and this has adversely impacted the growth of the Internet advertising market and our own advertising sales revenue, which adverse impact will continue if Web companies do not resume their former level of spending on Internet advertising and if traditional offline advertisers do not reallocate a significant portion of their advertising budgets to Internet advertising. Our business would be adversely affected if the Internet advertising market fails to continue to develop. There are currently no widely accepted standards to measure the effectiveness of Internet marketing other than clickthrough rates, which generally have been declining. We cannot be certain that such standards will develop to sufficiently support Internet marketing as a significant advertising medium. Actual or perceived ineffectiveness of online marketing in general, or inaccurate measurements or database information in particular, could limit the long-term growth of online advertising and cause our revenue levels to decline.

BANNER ADVERTISING, FROM WHICH WE CURRENTLY DERIVE MOST OF OUR REVENUES, MAY NOT BE AN EFFECTIVE ADVERTISING METHOD IN THE FUTURE.

         The majority of our revenues are derived from the delivery of banner advertisements. If advertisers determine that banner advertising is an ineffective or unattractive advertising medium, we cannot assure you that we will be able to effectively make the transition to any other form of Internet advertising. Also, there are "filter" software programs that limit or prevent advertising from being delivered to a user's computer. The commercial viability of Internet advertising, and our business, results of operations and financial condition, would be materially and adversely affected by Web users' widespread adoption of such software.

GROWTH OF OUR BUSINESS DEPENDS ON THE DEVELOPMENT OF ONLINE DIRECT MARKETING.

         Adoption of online direct marketing, particularly by those entities that have historically relied upon traditional means of direct marketing, such as telemarketing and direct mail, is an important part of our business model. Intensive marketing and sales efforts may be necessary to educate prospective advertisers regarding the uses and benefits of our products and services to


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generate demand for our direct marketing services. Enterprises may be reluctant or slow to adopt a new approach that may replace, limit, or compete with their existing direct marketing systems. In addition, since online direct marketing is emerging as a new and distinct market apart from online advertising, potential adopters of online direct marketing services will increasingly demand functionality tailored to their specific requirements. We may be unable to meet the demands of our clients.

OUR DEVELOPMENT OF A NEXT GENERATION AD SERVING TECHNOLOGY MAY NOT BE SUCCESSFUL AND MAY CAUSE BUSINESS DISRUPTION.

         24/7 Connect is our proprietary next generation ad serving technology that is intended to serve as our sole ad serving solution. We recently launched 24/7 Connect, and to successfully complete the roll-out of 24/7 Connect, we must, among other things, ensure that this technology will function efficiently at high volumes, interact properly with our Profilz database, offer the functionality demanded by our customers and assimilate our sales and reporting functions. This development effort could fail technologically or could take more time than expected.

LOSS OR FAILURE OF OUR THIRD PARTY AD SERVING TECHNOLOGY COULD DISRUPT OUR BUSINESS.

         Unless and until the complete roll-out and transition to 24/7 Connect is consummated, we will be partially dependent on AdForce, Inc. to deliver ads to our networks of Web sites. If such service becomes unavailable or fails to serve our ads properly or fails to produce the frequent operational reports required, our business would be adversely affected. Additionally, our use of multiple systems to serve ads requires us to employ significant effort to prepare information for billing, client statements and financial reporting. We are upgrading our systems to integrate a new accounting system with our ad serving technologies to improve our accounting, control and reporting methods. Our inability to upgrade our existing reporting systems and streamline our procedures may cause delays in the timely reporting of financial information.

LOSS OF OUR MAJOR WEB SITES WOULD SIGNIFICANTLY REDUCE OUR REVENUES.

         The 24/7 Network generates substantially all of our revenues and it consists of a limited number of our Web sites that have contracted for our services under agreements cancelable generally upon a short notice period. For the three-month periods ended June 30, 2000 and 1999, approximately 21% and 43%, respectively, of our total revenues were derived from advertisements on our top ten Web sites. For the three month period ended June 30, 2000, the top ten Web sites included AT&T WorldNet Service, NetZero.net, DesktopDollars, Inc, Juno Online Services, Inc., Mapquest.com, Inc., Goto.com, Earthlink Network, Community Connect, Inc., Havas Interactive, and Reuters News Network. We experience turnover from time to time among our Web sites, and we cannot be certain that the Web sites named above remain or will remain associated with us. Our business, results of operations and financial condition would be materially adversely affected by the loss of one or more of the Web sites that account for a significant portion of our revenue from the 24/7 Network.

LOSS OF OUR ADVERTISERS OR AD AGENCIES WOULD REDUCE OUR REVENUES.

         We generate our revenues from a limited number of advertisers and ad agencies that purchase space on our Web sites. We expect that a limited number of these entities may continue to account for a significant percentage of our revenues for the foreseeable future. For the three month period ended June 30, 2000, our top ten advertisers and ad agencies accounted for approximately 19% of our total revenues.

ADVERTISERS AND AD AGENCIES TYPICALLY PURCHASE ADVERTISING UNDER PURCHASE ORDER AGREEMENTS


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THAT RUN FOR A LIMITED TIME.

         Typically, we enter into short-term contracts with advertisers and ad agencies. Since these contracts are short-term, we will have to negotiate new contracts or renewals in the future that may have terms that are not as favorable to us as the terms of existing contracts. We cannot be certain that current advertisers and ad agencies will continue to purchase advertising from us or that we will be able to attract additional advertisers and ad agencies successfully, or that agencies and advertisers will make timely payment of amounts due to us. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products or services to address the needs of our prospective clients.

OUR FAILURE TO SUCCESSFULLY COMPETE MAY HINDER OUR GROWTH.

         The markets for Internet advertising and related products and services are intensely competitive and such competition is expected to increase. Our failure to successfully compete may hinder our growth. We believe that our ability to compete depends upon many factors both within and beyond our control, including:

         - the timing and market acceptance of new products and enhancements of existing services developed by us and our competitors;

         -    changing demands regarding customer service and support;

         -    shifts in sales and marketing efforts by us and our competitors;
              and

         - the ease of use, performance, price and reliability of our services and products.

         Many of our competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than ours. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products or services to address the needs of our prospective clients. We cannot be certain that we will be able to successfully compete against current or future competitors.

         In addition, the Internet must compete for a share of advertisers' total budgets with traditional advertising media, such as television, radio, cable and print, as well as content aggregation companies and other companies that facilitate Internet advertising. To the extent that the Internet is perceived to be a limited or ineffective advertising or direct marketing medium, advertisers and direct marketers may be reluctant to devote a significant portion of their advertising budgets to Internet marketing, which could limit the growth of Internet marketing.

WE MAY BE UNABLE TO CONTINUE TO SUCCESSFULLY MANAGE RAPID GROWTH.

         We continue to increase the scope of our operations both domestically and internationally, in both sales and marketing as well as technological development. We expect that we will need to continue to improve our financial and managerial controls, reporting procedures and systems. We have experienced rapid growth and expansion in operations that have placed a significant strain on our managerial, operational and financial resources. We expect the number of employees to increase in the future. To successfully compete in the evolving Internet industry, we must:

         -    continue to improve our financial and management controls;


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         -    enhance our reporting systems and procedures;

         - continue to scale our ad serving systems and upgrade their functional capabilities; and

         -    expand, train, retain and manage our work force.

         We cannot be certain that our systems, procedures or controls will be adequate to support our expanding operations, or that management will be able to respond effectively to such growth. Our future results of operations also depend on the expansion of our sales, marketing and customer support departments.

OUR INTERNATIONAL EXPANSION MAY POSE LEGAL AND CULTURAL CHALLENGES.

         We have operations in a number of international markets, including Canada, Europe, Asia, Australia and Latin America. We intend to continue to expand our international operations and international sales and marketing efforts. To date, we have limited experience in marketing, selling and distributing our solutions internationally. International operations are subject to other risks, including:

         -    changes in regulatory requirements;

         - reduced protection for intellectual property rights in some countries;

         -    potentially adverse tax consequences;

         - general import/export restrictions relating to encryption technology and/or privacy;

         - difficulties and costs of staffing and managing foreign operations;

         -    political and economic instability;

         -    fluctuations in currency exchange rates; and

         - seasonal reductions in business activity during the summer months in Europe and certain other parts of the world.

         In addition to these factors, due to our minority ownership stake in the 24/7 Network in Asia, we are relying on chinadotcom corporation to conduct operations, build the network, aggregate Web publishers and coordinate sales and marketing efforts in Asia. The success of the 24/7 Network in Asia is directly dependent on the success of chinadotcom corporation and its dedication of sufficient resources to our relationship.

IF WE LOSE OUR CEO OR OTHER SENIOR MANAGERS WE MAY NOT BE ABLE TO GROW.

         Our success depends upon our senior management and key sales and technical personnel, particularly David J. Moore, Chief Executive Officer. The loss of the services of one or more of these persons could materially adversely affect our ability to develop our business. Our success also depends on our ability to attract and retain qualified technical, sales and marketing, customer support, financial and accounting, and managerial personnel. Competition for such personnel in the Internet industry is intense, and we cannot be certain that we will be able to retain our key personnel or that we can attract, integrate or retain other highly qualified personnel in the future.

         We have experienced in the past, and may continue to experience in the future, difficulty in hiring and retaining candidates with appropriate qualifications, especially in sales and marketing positions. Although we have not experienced any material impact from the difficulty in


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hiring and retaining qualified employees, we may be materially impacted in the future from such hiring difficulties.

DEPENDENCE ON PROPRIETARY RIGHTS AND RISK OF INFRINGEMENT.

         Our success and ability to compete are substantially dependent on our internally developed technologies and trademarks, which we protect through a combination of patent, copyright, trade secret and trademark law. We have received five patents in the United States, and have filed and intend to file additional patent applications in the United States. In addition, we apply to register our trademarks in the United States and internationally. We cannot assure you that any of our patent applications or trademark applications will be approved. Even if they are approved, such patents or trademarks may be successfully challenged by others or invalidated. If our trademark registrations are not approved because third parties own such trademarks, our use of such trademarks will be restricted unless we enter into arrangements with such third parties that may be unavailable on commercially reasonable terms.

         We generally enter into confidentiality or license agreements with our employees, consultants and corporate partners, and generally control access to and distribution of our technologies, documentation and other proprietary information. Despite our efforts to protect our proprietary rights from unauthorized use or disclosure, parties may attempt to disclose, obtain or use our solutions or technologies. We cannot assure you that the steps we have taken will prevent misappropriation of our solutions or technologies, particularly in foreign countries where laws or law enforcement practices may not protect our proprietary rights as fully as in the United States.

         We have licensed, and we may license in the future, elements of our trademarks, trade dress and similar proprietary rights to third parties. While we attempt to ensure that the quality of our brand is maintained by these business partners, such partners may take actions that could materially and adversely affect the value of our proprietary rights or our reputation. We cannot assure you that any of our proprietary rights will be viable or of value in the future since the validity, enforceability and scope of protection of certain proprietary rights in Internet-related industries is uncertain and still evolving.

INTELLECTUAL PROPERTY INFRINGEMENT CLAIMS COULD HINDER OUR ABILITY TO DELIVER ADVERTISEMENTS OVER THE INTERNET.

         We may be subject to claims of alleged infringement of the trademarks and other intellectual property rights of third parties by us or the Web publishers with Web sites in the 24/7 Network. Such claims and any resultant litigation could subject us to significant liability for damages and could result in the invalidation of our proprietary rights. In addition, even if we prevail, such litigation could be time-consuming and expensive to defend, and could result in the diversion of our time and attention, any of which could materially and adversely affect our business, results of operations and financial condition. Any claims or litigation from third parties may also result in limitations on our ability to use the trademarks and other intellectual property subject to such claims or litigation unless we enter into arrangements with the third parties responsible for such claims or litigation which may be unavailable on commercially reasonable terms.

         In December 1999, DoubleClick, Inc. filed a patent infringement lawsuit against our subsidiary, Sabela Media, Inc., in the United States District Court for the Southern District of New York. The suit alleges that Sabela is infringing, inducing and contributing to the infringement by third parties of, a patent held by DoubleClick entitled "Method for Delivery,


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Targeting and Measuring Advertising Over Networks." DoubleClick is seeking treble damages in an unspecified amount, a preliminary and permanent injunction from further alleged infringement and attorneys' fees and costs. This litigation can be expected to result in significant expenses to us and the diversion of management time and other resources, the extent of which cannot be quantified with any reasonable accuracy given the early stage of this litigation.

         In addition, some of our contracts with Web publishers require us to indemnify the Web publishers for losses they incur arising from any infringement by our ad serving technology of a third party's intellectual property rights. If DoubleClick is successful in its claims against Sabela or files a similar suit against us, we may be hindered from competing in the Internet advertising market and our operations could be severely harmed. The DoubleClick suit could result in limitations on how we implement our 24/7 Connect for Advertisers and Publishers product, delays and costs associated with redesigning our 24/7 Connect for Advertisers and Publishers product and payments of license fees and other monies. An injunction obtained by DoubleClick could eliminate our ability to deliver advertisements over the Internet through our 24/7 Connect for Advertisers and Publishers product. If it is determined that we have infringed on DoubleClick's patent we may be required to alter our technology in a way that would not infringe the DoubleClick patent, and we cannot assure you that these alterations would be successful.

         On May 4, 2000, we filed suit in the U.S. District Court for the Southern District of New York against DoubleClick alleging infringement by DoubleClick of our U.S. Patent No. 6,026,368, entitled "On-Line Interactive System and Method for Providing Content and Advertising Information to a Targeted Set of Viewers." We are seeking monetary damages and have requested injunctive relief barring DoubleClick from further infringement of the patent. The litigation may result in significant expense to us and the diversion of management time and other resources, the extent of which cannot be quantified with any reasonable accuracy given the early stage of this litigation.

INTELLECTUAL PROPERTY LIABILITY.

         We may be liable for content available or posted on the Web sites of our web publishers. We may be liable to third parties for content in the advertising we serve if the music, artwork, text or other content involved violates the copyright, trademark or other intellectual property rights of such third parties or if the content is defamatory. Any claims or counterclaims could be time consuming, result in costly litigation and divert management's attention.

PRIVACY CONCERNS MAY PREVENT US FROM COLLECTING DEMOGRAPHIC OR OTHER CONSUMER DATA.

         Our 24/7 Connect technology targets advertising to users through the use of identifying data, or "cookies" and other non-personally-identifying information. 24/7 Connect enables the use of cookies to deliver targeted advertising, to help compile demographic information, and to limit the frequency with which an advertisement is shown to the user. Any reduction or limitation in the use of cookies could limit the effectiveness of our sales and marketing efforts and impair our targeting capabilities. Due to privacy concerns, some Internet commentators, advocates and governmental bodies have suggested that the use of cookies be limited or eliminated either through regulation or technological limitation. The effectiveness of our 24/7 Connect technology to deliver targeted advertisements could be limited by any regulation or technological limitation in the collection or use of information regarding Internet users. Since many of the limitations are still in the proposal stage, we cannot yet determine the full impact of these regulations on our business. In addition, we are developing our Profilz database to collect data derived from user activity on our networks and from other sources.


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         We collect and compile information in databases for the product offerings of all our businesses. Individuals or entities may claim in the future, that our collection of this information is illegal. Although we believe that we have the right to use and compile the information in these databases, we cannot assure you that our ability to do so will remain lawful, that any trade secret, copyright or other intellectual property protection will be available for our databases, or that statutory protection that is or becomes available for databases will enhance our rights. In addition, others may claim rights to the information in our databases. Further, pursuant to our contracts with Web publishers using our solutions, we are obligated to keep certain information regarding each Web publisher confidential and, therefore, may be restricted from further using that information in our business.

CHANGES IN LAWS AND STANDARDS RELATING TO DATE COLLECTION AND USE PRACTICES AND THE PRIVACY OF INTERNET USERS AND OTHER INDIVIDUALS COULD HARM OUR BUSINESS.

         Growing public concern regarding privacy and the collection, distribution and use of information about individuals has led to increased federal and state scrutiny and legislative and regulatory activity. In addition, the high-technology and direct marketing industries are considering various new, additional or different self-regulatory standards. This focus, and any legislation, regulations or standards promulgated, may impact us. The U.S. federal and various state governments have recently proposed limitations on the collection and use of information regarding Internet users. The European Union recently adopted a directive that may limit our collection and use of information regarding Internet users in Europe.

         Various technology and direct marketing industry groups have also been addressing this issue. The Network Advertising Initiative, an industry self-regulatory group comprised of third-party ad servers, including us, has proposed a series of self-regulatory principles that have been publicly supported by the Federal Trade Commission and the Department of Commerce. Despite this achievement, the government may propose and implement legislation that may be more adverse than the Network Advertising Initiative's principles. Other trade associations are active as well. The Online Privacy Alliance, a broad coalition of high-technology companies, is examining fair information practices and may offer proposals for industry acceptance. The Direct Marketing Association, or DMA, the leading trade association of direct marketers, has adopted guidelines regarding the fair use of information which it recommends that industry participants, including us, follow. We are also subject to various federal and state regulations concerning the collection and use of information regarding individuals. These laws include the Children's Online Privacy Protection Act, and state laws which limit or preclude the use of voter registration and drivers license information, as well as other laws that govern the collection and use of consumer credit information.

         Although our compliance with applicable federal and state laws, regulations and industry guidelines has not had a material adverse effect on us, governments, trade associations and industry self-regulatory groups may enact more burdensome laws, regulations and guidelines, including antitrust and consumer privacy laws, for us and our clients. These regulations and guidelines could materially and adversely affect the business, financial condition and results of operations of our business.

         Also, as a consequence of governmental legislation or regulation or enforcement efforts or evolving standards of fair information collection practices, we may be required to make changes to our products or services in ways that could diminish the effectiveness of the product or service or its attractiveness to potential customers, which could materially and adversely affect our business, financial condition or results of operations.


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CHANGES IN GOVERNMENT REGULATION COULD DECREASE OUR REVENUES AND INCREASE OUR
COSTS.

         Laws and regulations directly applicable to Internet communications, commerce and advertising are becoming more prevalent, and new laws and regulations are under consideration by the United States Congress and state legislatures. Any legislation enacted or restrictions arising from current or future government investigations or policy could dampen the growth in use of the Internet generally and decrease the acceptance of the Internet as a communications, commercial and advertising medium.

         The governments of other states or foreign countries might attempt to regulate our transmissions or levy sales or other taxes relating to our activities. The European Union has enacted its own privacy regulations that may result in limits on the collection and use of certain user information. The laws governing the Internet, however, remain largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws such as those governing intellectual property privacy, libel and taxation apply to the Internet and Internet advertising.

         In addition, the growth and development of the market for Internet commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on companies conducting business over the Internet. Our business, results of operations and financial condition could be materially and adversely affected by the adoption or modification of laws or regulations relating to the Internet.

DEPENDENCE ON THE WEB INFRASTRUCTURE.

         Our success will depend, in large part, upon the maintenance of the Web infrastructure, such as a reliable network backbone with the necessary speed, data capacity and security, and timely development of enabling products such as high speed modems, for providing reliable Web access and services and improved content. We cannot assure you that the Web infrastructure will continue to effectively support the demands placed on it as the Web continues to experience increased numbers of users, frequency of use or increased bandwidth requirements of users. Even if the necessary infrastructure or technologies are developed, we may have to spend considerable amounts to adapt our solutions accordingly. Furthermore, the Web has experienced a variety of outages and other delays due to damage to portions of its infrastructure. Such outages and delays could impact the clients using our solutions and the level of user traffic on Web sites on our networks.

RISKS ASSOCIATED WITH TECHNOLOGICAL CHANGE.

         The Internet and Internet advertising markets are characterized by rapidly changing technologies, evolving industry standards, frequent new product and service introductions, and changing customer demands. Our future success will depend on our ability to adapt to rapidly changing technologies and to enhance existing solutions and develop and introduce a variety of new solutions to address our customers' changing demands. We may experience difficulties that could delay or prevent the successful design, development, introduction or marketing of our solutions. In addition, our new solutions or enhancements must meet the requirements of our current and prospective customers and must achieve significant market acceptance. Material delays in introducing new solutions and enhancements may cause customers to forego purchases of our solutions and purchase those of our competitors.

POSSIBLE VOLATILITY OF STOCK PRICE.


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         The market price of our common stock has fluctuated in the past and is likely to continue to be highly volatile and could be subject to wide fluctuations. In addition, the stock market has experienced extreme price and volume fluctuations. The market prices of the securities of Internet-related companies have been especially volatile. Investors may be unable to resell their shares of our common stock at or above their purchase price. In the past, companies that have experienced volatility in the market price of their stock have been the object of securities class action litigation. If we were the object of securities class action litigation, it could result in substantial costs and a diversion of management's attention and resources.

                           FORWARD LOOKING STATEMENTS

         This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management's beliefs and certain assumptions made by us. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates" and variations of these words or similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially from those expressed or forecasted in any forward-looking statements as a result of a variety of factors, including those set forth in "Risk Factors" above and elsewhere in, or incorporated by reference into, this prospectus. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

                                 USE OF PROCEEDS

         We will use the net proceeds from the sale of the shares of common stock held by us for use in acquisitions or investments and we may use the remainder for working capital and general corporate purposes. We will not receive any proceeds from the sale of the shares by the selling stockholders.

                              SELLING STOCKHOLDERS

         The following table sets forth the number of shares owned by each of the selling stockholders as of September 27, 2000. All information contained in the table below is based upon information provided to us by the selling stockholders, and we have not independently verified this information. We are not able to estimate the amount of shares that will be held by the selling stockholders after the completion of this offering because the selling stockholders may offer all or some of their shares and because there currently are no agreements, arrangements or understandings with respect to the sale of any of their shares. The following table assumes that all of the shares being registered will be sold. The selling stockholders are not making any representation that any shares covered by the prospectus will be offered for sale. The selling stockholders reserve the right to accept or reject, in whole or in part, any proposed sale of shares.


                                           SHARES OWNED                        SHARES OWNED
                                          BEFORE OFFERING                     AFTER OFFERING
                                                            REGISTERED
NAME                         NUMBER(1)     PERCENTAGE(2)      SHARES      NUMBER(1)    PERCENTAGE(2)
-----
Ronald J. Penna (3)          4,473,000         9.91%          562,500     3,910,500        8.66%


Michael K. Osborn (3)        1,491,000         3.30%          187,500     1,303,500        2.89%
Stephane Schoch (4)             12,847          *              12,847             0          *
Jan Pierre Meister (4)          12,847          *              12,847             0          *
Internet Financial Network,
Inc. (5)                        16,864          *              16,864             0          *
Mark Schaszberger (6)          653,062         1.45%          204,082       448,980          *
Trami Tran (6)                 626,938         1.39%          195,918       431,020          *
TOTAL                                                       1,192,558


(1) The number of shares listed includes, in the aggregate, 2,840,000 contingent shares.
(2) Based upon 45,157,906 shares of common stock outstanding as of September 27, 2000.
(3) Such stockholders received their shares of common stock in connection with the acquisition of Website Results, Inc., a Delaware corporation, on August 24, 2000.
(4) Such stockholders received their shares in connection with the acquisition of Kendro Communications Sarl by 24/7 Media Europe N.V., our subsidiary, on May 19, 2000.
(5) Such stockholders received their shares in connection with the Exchange Agreement, dated February 7, 2000, between us and Internet Financial Network, Inc.
(6) Such stockholders received their shares in connection with our acquisition of IMAKE Software & Services, Inc. on January 13, 2000.
*   The percentage of shares is less than 1%.

----------

         The stockholders that received their shares in connection with the acquisition of Kendro Communications are parties to a registration rights agreement dated May 19, 2000 pursuant to which we agreed to file a registration statement and to keep such registration statement effective for a period of at least twelve months. The stockholders that received their shares in connection with the Internet Financial Network transaction are parties to an exchange agreement dated February 7, 2000 pursuant to which we agreed to file a registration statement and to keep such registration statement effective for a period of at least twelve months. The stockholders that received their shares in connection with the acquisition of Website Results, Inc. are parties to a registration rights agreement dated August 24, 2000 pursuant to which we agreed to file a registration statement and to keep such registration statement effective for a period of at least twelve months.

         All of the stockholders except Internet Financial Network and Trami Tran currently are senior executives or employees of 24/7 Media or its subsidiaries.

         This prospectus also covers any additional shares of common stock that become issuable in connection with the shares being registered by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of our outstanding shares of common stock.

                              PLAN OF DISTRIBUTION

         We are registering the common stock on our behalf and on behalf of the above selling stockholders. We may sell the common stock through underwriters or dealers, directly to one or more purchasers, through agents or through a combination of any such methods of sale.

         The distribution of the common stock by us may be effected from time to time in one or


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more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of the sale, at prices related to such prevailing market prices or at negotiated prices.

         In connection with the sale of the common stock by us, underwriters or agents may receive compensation from us or from purchasers of the common stock, for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell the common stock to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of the common stock may be deemed to be underwriters under the Securities Act, and any discounts or commissions they receive from us and any profit on the resale of the common stock they realize may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from us will be described, in the applicable prospectus supplement.

         Any shares of common stock sold by us or the selling stockholders pursuant to a prospectus supplement will be listed on the Nasdaq National Market, subject to official notice of issuance.

         Under agreements into which we may enter, underwriters, dealers and agents who participate in the distribution of the common stock may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act.

         Underwriters, dealers and agents may engage in transactions with, or perform services for, or be tenants of, us in the ordinary course of business.

         The selling stockholders are offering shares of common stock that they received in connection the above acquisitions and transactions. As used in this prospectus, the term "selling stockholders" includes pledgees, transferees or other successors-in-interest selling shares received from the selling stockholders as pledgors, borrowers or in connection with other non-sale-related transfers after the date of this prospectus. This prospectus may also be used by transferees of the selling stockholders, including broker-dealers or other transferees who borrow or purchase the shares to settle or close out short sales of shares of common stock. The selling stockholders will act independently of us in making decisions with respect to the timing, manner, and size of each sale or non-sale related transfer. We will not receive any of the proceeds of such sales by the selling stockholders.

         The selling stockholders may sell their shares of common stock directly to purchasers from time to time. Alternatively, they may from time to time offer the common stock to or through underwriters, broker/dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the selling stockholders or the purchasers of such securities for whom they may act as agents. The selling stockholders and any underwriters, broker/dealers or agents that participate in the distribution of common stock may be deemed to be "underwriters" within the meaning of the Securities Act and any profit on the sale of such securities and any discounts, commissions, concessions or other compensation received by any such underwriter, broker/dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act.

         The common stock may be sold by the selling stockholders from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. The sale of the common stock may be


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affected by means of one or more of the following transactions (which may involve cross or block transactions):

         - on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of sale,

         -    in the over-the-counter market,

         - in transactions otherwise than on such exchanges or services or in the over-the-counter market or

         -    through the purchase and sale of over-the-counter options.

         In connection with sales of the common stock or otherwise, the selling stockholders may enter into hedging transactions with broker/dealers, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell common stock short and deliver common stock to close out such short positions, or loan or pledge common stock to broker dealers that in turn may sell such securities.

         At the time a particular offering of the common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount common stock being offered and the terms of the offering, including the name or names of any underwriters, broker/dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker/dealers.

         The selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of any of the common stock by the selling stockholders. The foregoing may affect the marketability of such securities.

         Pursuant to the various registration rights agreements with the selling stockholders who received their shares of common stock in connection with the above acquisitions and transactions, all expenses of the registration of the common stock will be paid by us, including, without limitation, SEC filing fees; provided, however, that the selling stockholders will pay all underwriting discounts and selling commissions, if any. The selling stockholders will be indemnified by us against certain civil liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection therewith. We will be indemnified by the selling stockholders severally against certain civil liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection therewith.

         In addition, any common stock covered by this prospectus that qualify for sale pursuant to Rule 144, Rule 144A or any other available exemption from registration under the Securities Act may be sold under Rule 144, Rule 144A or such other available exemption rather than pursuant to this prospectus. There is no assurance that any selling stockholder will sell any or all of the common stock, and any selling stockholder may transfer, devise or gift such common stock by other means not described herein.

         We will be permitted to suspend the use of the prospectus which is a part of the shelf registration statement for a period not to exceed 90 days in any twelve-month period under certain circumstances relating to pending corporate developments, public filings with the Commission and similar events.

         To comply with the securities laws of certain jurisdictions, if applicable, the common


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stock will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers.

                           INCORPORATION BY REFERENCE

         The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. The prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC. The documents contain important information about 24/7 Media and its finances.

We incorporate by reference our:

         - Annual Report on Form 10-K for the year ended December 31, 1999 (SEC file number 000-29767) and Quarterly Reports on Form 10-Q for the periods ended March 31, 2000 and June 30, 2000 (SEC file numbers 000-29768);

         - Current Reports on Form 8-K dated January 25, 2000 (as amended on Form 8-K/A dated March 24, 2000), January 27, 2000 (as amended on Form 8-K/A dated March 28, 2000), February 28, 2000, March 13, 2000, June 28, 2000, August 2, 2000, August 24, 2000 and September 1, 2000 (SEC file numbers 000-29768); and

         - The description of the 24/7 Media common stock contained in our Registration Statement on Form 8-A dated July 28, 1998 registering the 24/7 Media common stock under Section 12(g) of the Exchange Act.

         In addition, all of our filings with the SEC after the date of this prospectus under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement and prior to the effectiveness of the registration statement shall be deemed to be incorporated by reference and to be a part of this document until this offering is terminated or completed.

         Any statement contained in the prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein (or in the any applicable prospectus supplement) or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's Web site at http://www.sec.gov.

         You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

         24/7 Media, Inc.
         Mark E. Moran


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


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         General Counsel
         1250 Broadway, 28th Floor
         New York, New York 10001
         (212) 231-7100

         This prospectus is part of a registration statement on Form S-3 that we filed with the SEC under the Securities Act. You should rely only on the information incorporated by reference or provided in this prospectus or the prospectus supplement. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or the prospectus supplement is accurate as of any date other than on the front of this document.

                                  LEGAL MATTERS

         The validity of the securities offered under this registration statement will be passed upon for 24/7 Media by Clifford Chance Rogers & Wells LLP, New York, New York.

                                     EXPERTS

         The consolidated financial statements of 24/7 Media, Inc. and subsidiaries as of December 31, 1999 and 1998 and for each of the years in the three-year period ended December 31, 1999, the consolidated financial statements of Sabela Media, Inc. and subsidiaries as of December 31, 1999 and 1998 and for the year ended December 31, 1999 and the period from June 29, 1998 (inception) to December 31, 1998, and the combined financial statements of the media divisions of IMAKE Software & Services, Inc. and IMAKE Consulting, Inc. as of December 31, 1999 and 1998, and for the years then ended, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

         The financial statements incorporated by reference in this registration statement for Music Marketing Network, Inc. (d/b/a Consumernet) as of December 31, 1998 and 1997 and for the years then ended have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.


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                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table sets forth an estimate of the expenses to be incurred by 24/7 Media, Inc. in connection with the issuance and distribution of the securities being registered hereby. All such expenses will be borne by 24/7 Media, Inc.:


                                                          AMOUNT TO
                                                           BE PAID
SEC Registration Fee                                       $  5,181
Legal Fees and Expenses                                    $ 25,000
Accounting Fees and Expenses                               $ 15,000
Miscellaneous                                              $ 10,000
                                                           --------
 Total                                                     $ 55,181



ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The General Corporation Law of the State of Delaware ("DGCL") permits the Company and its stockholders to limit directors' exposure to liability for certain breaches of the directors' fiduciary duty, either in a suit on behalf of the Company or in an action by stockholders of the Company.

         The Certificate of Incorporation of the Company (the "Charter") eliminates the liability of directors to stockholders or the Company for monetary damages arising out of the directors' breach of their fiduciary duty of care. The Charter also authorizes the Company to indemnify its directors, officers, incorporators, employees, and agents with respect to certain costs, expenses, and amounts incurred in connection with an action, suit, or proceeding by reason of the fact that such person was serving as a director, officer, incorporator, employee, or agent of the Company. In addition, the Charter permits the Company to provide additional indemnification rights to its officers and directors and to indemnify them to the greatest extent possible under the DGCL. The Company has entered into indemnification agreements with each of its officers and directors and intends to enter into indemnification agreements with each of its future officers and directors. Pursuant to such indemnification agreements, the Company has agreed to indemnify its officers and directors against certain liabilities, including liabilities arising out of the offering made by this registration statement.

         The Company maintains a standard form of officers' and directors' liability insurance policy which provides coverage to the officers and directors of the Company for certain liabilities, including certain liabilities which may arise out of this registration statement.

         At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted under the Charter. The Registrant is not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be


                                      II-1


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


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permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

ITEM 16. EXHIBITS

         The following is a list of Exhibits filed as part of the Registration
Statement:


         EXHIBIT
         NUMBER                           DESCRIPTION
         ------                           -----------

         2*                  Agreement and Plan of Merger, dated August 24,
                             2000, between 24/7 Media, Inc., WSR Acquisition
                             Sub, Inc., Website Results, Inc. and the
                             Stockholders of Website Results, Inc. (incorporated by reference to Exhibit 2.1 of 24/7 Media, Inc.'s
                             Current Report on Form 8-K).

         4                   Registration Rights Agreement, dated as of August
                             24, 2000, by and among 24/7 Media, Inc. and the holders named therein.

         5                   Opinion of Clifford Chance Rogers & Wells LLP.

         23.1 Consent of Clifford Chance Rogers & Wells LLP, included in Exhibit 5.

         23.2                Consent of KPMG LLP.

         23.3                Consent of KPMG LLP.

         23.4                Consent of KPMG LLP.

         23.5                Consent of Arthur Andersen LLP.



----------
*    Previously filed.

ITEM 17. UNDERTAKINGS

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         The undersigned Registrant hereby undertakes:

         1. To file, during any period in which offers or sales are being made of the securities offered hereby, a post-effective amendment to this Registration Statement;

              (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;


                                      II-2


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


--------------------------------------------------------------------------------
              (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

              (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that the undertakings set forth in paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

         2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         The undersigned Registrant hereby undertakes that:

         4. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 24(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

         5. For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                   REQUEST FOR ACCELERATION OF EFFECTIVE DATE

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be


                                      II-3


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


--------------------------------------------------------------------------------
permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.



                                      II-4


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


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in The City of New York, State of New York, on this 29th day of September, 2000.

                                       24/7 MEDIA, INC.

                                       By: /s/ DAVID J. MOORE
                                       ----------------------------------
                                               David J. Moore
                                          Chief Executive Officer


                                POWER OF ATTORNEY

         We, the undersigned directors and/or officers of 24/7 Media, Inc. (the "Company"), hereby severally constitute and appoint David J. Moore, Chief Executive Officer, C. Andrew Johns, Chief Financial Officer, and Mark E. Moran, General Counsel, and each of them individually, with full powers of substitution and resubstitution, our true and lawful attorneys, with full powers to them and each of them to sign for us, in our names and in the capacities indicated below, the Registration Statement on Form S-3 filed with the Securities and Exchange Commission, and any and all amendments to said Registration Statement (including post-effective amendments), and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, in connection with the registration under the Securities Act of 1933, as amended, of equity securities of the Company, and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys, and each of them, full power and authority to do and perform each and purposes as each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as each of them might or could do in person, and hereby ratifying and confirming all that said attorneys, and each of the, or their substitute or substitutes, shall do or cause to be done by virtue of this Power of Attorney.

         Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on September 29, 2000:

               Name                                 Title

         /s/ DAVID J. MOORE          Chief Executive Officer and Director
-----------------------------------       (Principal Executive Officer)
             David J. Moore

                                           Chairman of the Board
-----------------------------------
            R. Theodore Ammon


                                      II-5


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


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                                                 Director
-----------------------------------
            John F. Barry III

           /s/ ARNIE SEMSKY                      Director
-----------------------------------
               Arnie Semsky

                                                 Director
-----------------------------------
        Charles W. Stryker, Ph.D.

           /s/ ADAM GOLDMAN                      Director
-----------------------------------
               Adam Goldman

      /s/ LINDA FAYNE LEVINSON                   Director
-----------------------------------
          Linda Fayne Levinson

          /s/ C. ANDREW JOHNS       Executive Vice President, Treasurer & Chief
-----------------------------------     Financial Officer (Principal Financial
              C. Andrew Johns                    Officer)

         /s/ STUART D. SHAW          Senior Vice President and Controller
-----------------------------------      (Principal Accounting Officer)
             Stuart D. Shaw

                                      II-6


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


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                                  EXHIBIT ANNEX


         EXHIBIT
         NUMBER                           DESCRIPTION
         ------                           -----------

         2*                  Agreement and Plan of Merger, dated August 24,
                             2000, between 24/7 Media, Inc., WSR Acquisition
                             Sub, Inc., Website Results, Inc. and the
                             Stockholders of Website Results, Inc. (incorporated by reference to Exhibit 2.1 of 24/7 Media, Inc.'s
                             Current Report on Form 8-K).

         4                   Registration Rights Agreement, dated as of August
                             24, 2000, by and among 24/7 Media, Inc. and the holders named therein.

         5                   Opinion of Clifford Chance Rogers & Wells LLP.

         23.1 Consent of Clifford Chance Rogers & Wells LLP, included in Exhibit 5.

         23.2                Consent of KPMG LLP.

         23.3                Consent of KPMG LLP.

         23.4                Consent of KPMG LLP.

         23.5                Consent of Arthur Andersen LLP.



----------
*    Previously filed.



                                      II-7


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